Exhibit 99.1

Santech Holdings Limited Announces Official Rollout of E-Commerce Segment

NEW YORK, NY, UNITED STATES, November 5, 2025 /EINPresswire.com/ Santech Holdings Ltd. (“Santech” or the "Company") (NASDAQ: STEC) today announced the official rollout of its e-commerce segment. Following the completion of a beta testing phase, the Company has now commenced full-scale operations.

Through its wholly owned subsidiaries, the Company’s e-commerce business will initially operate under a resale model, offering high-demand products such as consumer electronics. The business will first target major North American marketplaces, including Amazon. Santech plans to begin scaling its e-commerce operations before the end of 2025 and intends to drive long-term growth through a range of initiatives, including, but not limited to, introducing additional product categories, expanding to new marketplaces, launching private-label products, and forming manufacturer and/or wholesale partnerships in 2026.

The expansion into e-commerce represents a major operating initiative since the Company fully exited from its legacy wealth management and asset management businesses in fiscal year 2025. The Company has since pivoted toward developing high-growth businesses in technology-driven verticals. Further initiatives and additional investments are currently under research and development.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a technology-focused company. The Company is actively developing technology businesses in verticals including e-commerce, digital assets, consumer healthcare, and other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com